UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 9, 2021, KB Financial Group Inc. furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2020.

The agenda for the annual general meeting of shareholders to be held on March 26, 2021 is currently being distributed to shareholders of KB Financial Group Inc. for their reference as they exercise their voting rights.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2020

2)	Appointment of four non-executive directors

2-1)	Non-Executive Director Candidate: Stuart B. Solomon

2-2)	Non-Executive Director Candidate: Suk Ho Sonu

2-3)	Non-Executive Director Candidate: Myung Hee Choi

2-4)	Non-Executive Director Candidate: Kouwhan Jeong

3)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Kyung Ho Kim

4)	Appointment of members of the Audit Committee, who are non-executive directors

4-1)	Audit Committee Member Candidate: Suk Ho Sonu

4-2)	Audit Committee Member Candidate: Myung Hee Choi

4-3)	Audit Committee Member Candidate: Gyutaeg Oh

5)	Approval of the aggregate remuneration limit for directors

Agenda for Annual General Meeting of Shareholders for Fiscal Year 2020

Agendum 1. Approval of Financial Statements and the Proposed Dividend Payment for Fiscal Year 2020

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Separate Financial Statements for Fiscal Year 2020

99.2	Consolidated Financial Statements for Fiscal Year 2020

KB Financial Group Inc.’s separate and consolidated financial statements, including the Independent Auditor’s Reports and the notes to the financial statements, are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

For the proposed dividend payment amount for fiscal year 2020, please refer to Separate Statements of Appropriation of Retained Earnings of the Separate Financial Statements for Fiscal Year 2020 included in Exhibit 99.1 attached hereto.

Agendum 2. Appointment of Four Non-Executive Directors

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for Prior Year(1)	Term of Office

2-1) Appointment of Non-Executive Director	Stuart B. Solomon	07/17/1949	Non-Executive Director Nominating Committee	100%	1 year

2-2) Appointment of Non-Executive Director	Suk Ho Sonu	09/16/1951	Non-Executive Director Nominating Committee	100%	1 year

2-3) Appointment of Non-Executive Director	Myung Hee Choi	02/22/1952	Non-Executive Director Nominating Committee	100%	1 year

2-4) Appointment of Non-Executive Director	Kouwhan Jeong	09/30/1953	Non-Executive Director Nominating Committee	100%	1 year

Note:	(1) For the period from January 1, 2020 to December 31, 2020

Nominees for Non-Executive Directors(1)(2)(3)

Name	Main Position	Career
Stuart B. Solomon (Re-appointment)	—	• Sep.2009~ Dec.2011	• Chairman, Metlife Insurance Co. of Korea, Ltd.

Suk Ho Sonu (Re-appointment)	• Visiting Professor, School of Business Administration, Hongik University	• Mar.2017~ Present	• Visiting Professor, School of Business Administration, Hongik University
		• Mar.2018~ Present	• Advisory Committee Member, Korea Institute of Finance
		• Dec.2016~ Dec.2020	• President’s Advisory Committee Member, Korea Asset Management Corporation
		• Mar.2017~ Feb.2019	• Visiting Professor, Business School, Seoul National University
		• Mar.2017~ Feb.2018	• Visiting Scholar, Korea Institute of Finance
		• Mar.1991~ Feb.2017	• Assistant Professor/Associate Professor/Professor, School of Business Administration, Hongik University • Dean, Graduate School of Business Administration, Hongik University
		• Dec.2003~ Feb.2017	• Investment Management Committee Member, Korea Credit Guarantee Fund
		• Mar.2002~ Dec.2014	• Civil Advisory Committee Member (Financial Services), Ministry of Foreign Affairs
		• May 2002~ Feb.2014	• Research Scholar and Head of Research, Korea Corporate Governance Service
		• Nov.2006~ Apr.2012	• Non-Executive Director, LG Fashion Corp.
		• Apr.2011~ Oct.2011	• Financial Supervision Innovation Initiatives Task Force Member, Office for Government Policy Coordination, Prime Minister’s Secretariat

Myung Hee Choi (Re-appointment)	• Vice President, Korea Internal Control Assessment Institute	• Oct.2011~ Present	• Vice President, Korea Internal Control Assessment Institute
		• Mar.2014~ Mar.2017	• Auditor, Gigalane Corporation
		• Mar.2005~ Apr.2011	• Self-Evaluation Committee Member, Financial Services Commission
		• Mar.2009~ Mar.2011	• Vice President, Korea Exchange Bank (Ombudsman)

Kouwhan Jeong (Re-appointment)	• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc.	• Sep.2019~ Present	• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc.
		• Dec.2017~ Sep.2019	• President Attorney at Law, Nambujeil Law and Notary Office Inc.
		• May 2016~ Dec.2017	• Attorney at Law, Nambujeil Law and Notary Office Inc.
		• Apr.2013~ Aug.2014	• Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency

Note:	(1)	Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group Inc., details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group Inc. as well as the website of the Korea Federation of Banks.
	(2)	None of the nominees (i) has engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group Inc.
	(3)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.

Goals and Objectives of Non-Executive Director Nominees

Name	Goals and Objectives
Stuart B. Solomon

•  Provide expert and practical advice to the Board of Directors in an effort to promote stability and transparency in corporate governance-related matters of KB Financial Group Inc. (the “Group”) by leveraging extensive experience as the CEO of an international finance company.

•  Seek new ways to promote the Group’s balanced growth by creating synergy among the Group’s non-banking subsidiaries, including its insurance subsidiaries, to strengthen the Group’s strategy relating to its non-banking portfolio.

•  Advise on and supervise the process of realizing the Group’s global strategy by applying new global perspectives and trends in international financial markets.

•  As a non-Korean nominee, improve shareholder value by sharing with the Board of Directors the views of the Group’s foreign shareholders through proactive communication with such shareholders.

•  Keep the management in check as a non-executive director by maintaining independence, and by considering not only the interests of shareholders and the Group, but also those of other stakeholders.

Suk Ho Sonu

•  Contribute to the Group’s sustainable growth and corporate value by providing timely advice in order to respond pre-emptively to the changing business environment, based on extensive experience in finance and risk management.

•  Provide detailed advice in furtherance of achieving the Group’s mid— to long—term goals based on extensive knowledge about the Group accumulated from the past three years of service as a non-executive director.

•  Contribute to the stability of the Group’s corporate governance structure by continuously overseeing the management succession program and its effectiveness in evaluating and fostering qualified management members.

•  Contribute to the Board of Director’s function in maintaining checks and balances within the Group’s corporate governance structure and ensuring that the Board of Directors is able to provide diverse solutions to various issues at hand.

•  Maintain independence as a non-executive director and act in the best interest of both the shareholders and customers of the Group.

Myung Hee Choi

•  Provide reasonable solutions and actively communicate with the management in order to allow the Group to keep its commitment to shareholders, other stakeholders and customers in representing their interests and improving the level of their trust in the Group.

•  Based on deep expertise in financial supervision and internal control, closely supervise whether the management establishes adequate risk management policies and internal control policies.

•  Contribute to the Group’s long-term growth by providing strategic guidance based on an accurate analysis of the Group’s current tasks at hand as well as a pursuit of new business opportunities.

•  Maintain independence as a non-executive director and supervise the activities of the management to promote the interests of shareholders and other stakeholders of the Group.

Kouwhan Jeong

•  As a legal expert, contribute to minimizing the Group’s legal risks by monitoring such risks and providing fair and reasonable legal advice.

•  Advise on and monitor the Group’s consumer protection systems and its adherence to the Financial Consumer Protection Law by drawing upon past experiences in the area of consumer protection.

•  Diligently carry out the checks and balances function of the Board of Directors, and ensure that the Group is able to successfully execute on its core values and strategies.

•  Similar to past experience in the prosecutor’s office marked by fairness and integrity, maintain independence as a member of the Board of Directors and act in the best interest of all shareholders and financial customers.

The Board of Directors’ Reasons for Recommending the Nominees

Name	Reasons for Recommendation
Stuart B. Solomon

•  The nominee is an expert in financial management based on his extensive experience having worked at the New York branch of Korea Exchange Bank and having served as the CEO of an international insurance company for ten years. During his tenure as a non-executive director of the Group, he leveraged his expertise in the insurance sector to continuously advise the Group on strategies aimed at strengthening its non-banking portfolio and provided professional and practical guidance throughout the process of acquiring Prudential Life Insurance Company of Korea, Ltd. by advising on, among others, price, conditions of the acquisition and incorporation strategies subsequent to the acquisition.

•  In addition, he assisted the Board of Directors in making important decisions relating to various acquisitions both domestically and abroad by providing expert and timely opinion based on his extensive knowledge and sharp insight obtained from his experience in finance company management. In particular, as a member of the Risk Management Committee, he anticipated certain changes in key risk factors associated with the acquisition of Bukopin Bank of Indonesia, and provided guidance relating to management of such risks by adjusting risk limits, among others. In addition, as a member of the Non-Executive Director Nominating Committee, he helped prepare the Group for rapid changes in the digital finance industry by advising that the Group expand its pool of non-executive director candidates to include those with expertise in the fintech and artificial intelligence industries.

•  The Board of Directors recommends this nominee to be re-elected as a non-executive director for his great contributions to the Group’s growth by continuously assessing and resolving issues in a number of critical areas of the Group’s management, including investor relations, insurance business and global operations.

Suk Ho Sonu

•  The nominee is a finance and risk management expert who has served as the president of financial think tanks such as the Korea Finance Association and the Korea Money and Finance Association. He also has extensive experience in corporate governance, having served for over ten years as a research scholar and the head of corporate governance research at the Korea Corporate Governance Services. During his time at the Korea Corporate Governance Services, he engaged in various ESG (environmental, social and governance) related work, including researching ESG evaluation models, revising ESG principles, and assigning ESG ratings, which has given him deep insight into the field of ESG.

•  During his tenure as a non-executive director of the Group, the nominee displayed his experience and leadership skills in leading the Board of Directors as chairman, maintaining checks and balances and closely communicating with the management and other non-executive directors to ensure an efficient operation of the Board of Directors. Furthermore, upon the expiration of the term of the Group’s CEO, he led the management succession process in a fair and transparent manner as chairman of the CEO Nominating Committee. He also communicated closely with various stakeholders, including shareholders and employees of the Group, in order to appoint the most qualified CEO for the Group. Finally, as a member of the Subsidiaries’ CEO Director Nominating Committee, he provided advice on expanding the candidate pool to include more candidates who could potentially contribute to the Group’s global business.

•  The Board of Directors believes that the nominee’s contributions were essential for the Group’s growth, and thereby recommends this nominee to be re-elected as a non-executive director of the Group.

Name	Reasons for Recommendation
Myung Hee Choi

•  The nominee is an expert in finance and internal controls, having previously served as the Senior Operations Officer at Citibank Korea Inc., an auditor at the Korea Exchange Bank and a Director at the Financial Supervisory Service. Whenever the Group faced issues relating to internal control or compliance, she leveraged her expertise to analyze the problem and provide reasonable solutions, thereby contributing greatly to the Group as a non-executive director.

•  During her tenure as a non-executive director of the Group, she served admirably as the chairman of the Non-Executive Director Nominating Committee in implementing an exemplary recommendation process and in maintaining the independence of the committee. In anticipating changes in corporate governance and related regulation, she pre-emptively made changes to the required expertise of potential candidates and has added many new candidates to the Group’s candidate pool of non-executive directors.

•  As a member of the Evaluation and Compensation Committee, she improved the evaluation process by advising on the qualitative factors in relation to the Group’s performance evaluation systems. As a member of the Audit Committee, she supervised the Group’s internal control system so that it could adequately respond to the limitations in conducting foreign audits due to the COVID-19 pandemic.

•  The Board of Directors therefore recommends this nominee to be re-elected as a non-executive director in light of her significant contributions to the Group.

Kouwhan Jeong

•  The nominee is a legal expert, having spent 30 years in the legal field including as a public prosecutor. He also has great expertise in consumer protection, having dealt with a number of related issues while serving as the chairperson of the Consumer Dispute Settlement Commission and as a standing mediator at the Korea Medical Dispute Mediation and Arbitration Agency.

•  During his tenure as a non-executive director of the Group, he served admirably as the chairman of the Evaluation and Compensation Committee, developing the framework and principles behind the Group’s compensation structure, and displaying great leadership in keeping the management in check.

•  In furtherance of the Group’s initiative to change the performance evaluation system, he played a key role in implementing periodic inspections of the new system’s operation status, for which he also developed a self-evaluation mechanism. As a member of the Risk Management Committee, he proposed specific methods for raising awareness among employees about internal control and preventing financial accidents, especially for subsidiaries that are more vulnerable to such accidents. As a member of the Non-Executive Director Nominating Committee, he improved the level of efficiency in managing the candidate pool by providing constructive opinions regarding the necessary professional background and expertise for candidates. As an expert in law and consumer protection, he helped to pre-emptively prepare the Group for amendments to the Financial Consumer Protection Act.

•  The Board of Directors therefore recommends this nominee to be re-elected as a non-executive director based on his significant contributions to the Group.

Agendum 3. Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for Prior Year(2)	Term of Office
3) Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee	Kyung Ho Kim	12/21/1954	Non-Executive Director Nominating Committee and Audit Committee Member Nominating Committee	100%	1 year

Note: (1)

The above appointment of a non-executive director, who will serve as a member of the Audit Committee, will take place separately from the appointment of other directors, pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies.

(2)	For the period from January 1, 2020 to December 31, 2020.

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)(2)(3)

Name	Main Position	Career
Kyung Ho Kim (Re-appointment)	—	• Aug.1991~ Feb.2020	• Professor, School of Business Administration, Hongik University
		• Mar.2015~ Feb.2019	• Non-Executive Director, Citibank Korea Inc.
		• Mar.2017~ Aug.2018	• Vice President, Hongik University
		• Aug.2016~ Dec.2017	• Local Government Accounting Standards Committee Member, Ministry of the Interior and Safety
		• Apr.2015~ Dec.2017	• Advisory Board Member, The Korea Development Bank
		• Apr.2014~ Dec.2017	• Policy Advisory Member, The Board of Audit and Inspection of Korea
		• Oct.2013~ Dec.2017	• Public Sector Policy Committee Member, Ministry of the Interior and Safety
		• Aug.2015~ Feb.2017	• Dean, Graduate School, Hongik University
		• Mar.2009~ Feb.2017	• National Accounting System Review Member, Ministry of Economy and Finance
		• Aug.2013~ Aug.2015	• Policy Advisory Member, Ministry of the Interior and Safety
		• Feb.2013~ Feb.2015	• President, Korea Local Tax Association Co., Ltd.

Note: (1)

Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group Inc., details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group Inc. as well as the website of the Korea Federation of Banks.

(2)	The nominee (i) has not engaged in any transaction with KB Financial Group Inc. in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group Inc.
(3)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

Goals and Objectives of the Non-Executive Director Nominee

Name	Goals and Objectives
Kyung Ho Kim

•  As an expert in accounting, provide professional advice on issues relating to accounting and increase the Group’s level of transparency in matters relating to accounting.

•  Based on a deep understanding of current financial issues gained from serving as a non-executive director of finance companies, provide timely advice and response measures in an effort to allow the Group to remain faithful to increasing corporate value and committed to its growth strategy.

•  Monitor the adequacy of key management decisions fairly and objectively, and ensure that the Group secures the trust of its shareholders and other stakeholders by responsibly serving as a member of the Audit Committee.

•  Maintain independence as a non-executive director, while acting in the best interest of shareholders and financial consumers.

The Board of Directors’ Reasons for Recommending the Nominee, Who Will Serve as a Member of the Audit Committee

Name	Reasons for Recommendation
Kyung Ho Kim

(Recommendation as a Non-Executive Director)

•  The nominee is an accounting expert who has served as an accounting professor for over thirty years after receiving a Ph.D. in accounting. He has also held senior positions at the Korea Accounting Standards Board and the Korean Association for Government Accounting. He is widely recognized in the fields of accounting and auditing for his work in internal audit-related matters both internally and externally, as exemplified by his receipt of an award from the Korea Auditors Federation in 2020.

•  During his tenure as a non-executive director of the Group, he has demonstrated his accounting expertise by analyzing the effects of implementing IFRS17 when acquiring domestic and foreign companies, and providing practical advice on evaluating accounting transparency and improving the audit process. As the chairman of the Audit Committee, he ensured that the committee was able to fulfill its role of auditing the Group’s operations and assets in an independent and reliable manner. Furthermore, when developing the audit plan for the Group, he ordered that the audit committees and the audit-related departments of each subsidiary of the Group build a closer communication network in order to minimize accidents and implement proper response measures.

•  As a member of the ESG Committee, he provided advice on strengthening the Group’s ESG initiatives by sharing key examples from other global corporations and their approaches to reducing carbon emissions and promoting non-coal initiatives. As a member of the Risk Management Committee, he helped to minimize risk by not only establishing liquidity support plans for domestic and foreign acquisitions, but also by establishing specific collection plans subsequent to the execution of such plans. The Board of Directors therefore recommends this nominee to be re-elected as a non-executive director based on his significant contributions to the Group.

(Recommendation as a Member of the Audit Committee)

•  The nominee satisfies all relevant legal requirements and the Group’s internal requirements to be a member of the Audit Committee. He holds a Ph.D. in accounting and has thirty years of experience as an accounting professor. He is an accounting expert, having previously served as the vice chairman of the Korea Accounting Standards Board and the president of the Korean Association for Government Accounting.

•  From 2019 to 2020, he served as the chairman of the Audit Committee and displayed great leadership in maintaining the committee’s independence from the management. The Board of Directors recommends this nominee because it believes that the nominee will be able to effectively communicate with the external auditor, the audit department and the accounting department, and effectively perform the duties of the Audit Committee.

Agendum 4. Appointment of Members of the Audit Committee, Who Are Non-Executive Directors

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for Prior Year(1)	Term of Office

4-1) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Suk Ho Sonu	09/16/1951	Audit Committee Member Nominating Committee	100%	1 year

4-2) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Myung Hee Choi	02/22/1952	Audit Committee Member Nominating Committee	100%	1 year

4-3) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Gyutaeg Oh(2)	02/20/1959	Audit Committee Member Nominating Committee	100%	1 year

Note: (1)	For the period from January 1, 2020 to December 31, 2020.
(2)	Not a candidate for re-appointment as a non-executive director.

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors(1) (2)

Name	Main Position	Career
Suk Ho Sonu (Re-appointment(3))	• Visiting Professor, School of Business Administration, Hongik University	• Mar.2017~ Present	• Visiting Professor, School of Business Administration, Hongik University
		• Mar.2018~ Present	• Advisory Committee Member, Korea Institute of Finance
		• Dec.2016~ Dec.2020	• President’s Advisory Committee Member, Korea Asset Management Corporation
		• Mar.2017~ Feb.2019	• Visiting Professor, Business School, Seoul National University
		• Mar.2017~ Feb.2018	• Visiting Scholar, Korea Institute of Finance
		• Mar.1991~ Feb.2017	• Assistant Professor/Associate Professor/Professor, School of Business Administration, Hongik University • Dean, Graduate School of Business Administration, Hongik University
		• Dec.2003~ Feb.2017	• Investment Management Committee Member, Korea Credit Guarantee Fund
		• Mar.2002~ Dec.2014	• Civil Advisory Committee Member (Financial Services), Ministry of Foreign Affairs
		• May 2002~ Feb.2014	• Research Scholar and Head of Research, Korea Corporate Governance Service
		• Nov.2006~ Apr.2012	• Non-Executive Director, LG Fashion Corp.
		• Apr.2011~ Oct.2011	• Financial Supervision Innovation Initiatives Task Force Member, Office for Government Policy Coordination, Prime Minister’s Secretariat

Name	Main Position	Career
Myung Hee Choi (Re-appointment)	• Vice President, Korea Internal Control Assessment Institute	• Oct.2011~ Present	• Vice President, Korea Internal Control Assessment Institute
		• Mar.2014~ Mar.2017	• Auditor, Gigalane Corporation
		• Mar.2005~ Apr.2011	• Self-Evaluation Committee Member, Financial Services Commission
		• Mar.2009~ Mar.2011	• Vice President, Korea Exchange Bank (Ombudsman)

Gyutaeg Oh (Re-appointment)	• Professor, School of Business and Economics, Chung-Ang University	• Mar.1995~ Present	• Professor, School of Business and Economics, Chung-Ang University
		• Jan.2007~ Jan.2020	• Director, Emerging Infrastructure Fund
		• Mar.2018~ Jan.2020	• Non-Executive Director, Moa Savings Bank Co., Ltd.
		• Apr.2016~ Mar.2017	• Non-Executive Director, Volkswagen Financial Service Korea
		• Jan.2013~ Mar.2017	• Risk Management Committee Member, Korea Technology Finance Corporation
		• Feb.2007~ Dec.2016	• Evaluation and Compensation Committee Chair, Risk Management Committee Member, Fund Management Evaluation Committee Member, National Pension Service
		• Jan.2014~ Jan.2016	• Dean, College of Business and Economics, Chung-Ang University
		• Jan.2011~ Feb.2013	• Dean, Graduate School of Business, Chung-Ang University
		• Sep.2011~ Sep.2015	• Public Funds Oversight Committee Member, Sub-Committee Chair, Financial Services Commission
		• May 2010~ May 2012	• Non-Executive Director, Kiwoom Securities Co., Ltd.

Note: (1)	None of the nominees (i) has engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group Inc.
(2)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.
(3)	Mr. Suk Ho Sonu was previously appointed as a member of the audit committee in 2018 and 2019.

The Board of Directors’ Reasons for Recommending the Nominated Members of the Audit Committee, Who Are Non-Executive Directors

Name	Reasons for Recommendation

Suk Ho Sonu

•  The nominee satisfies all relevant legal and internal requirements to be a member of the Audit Committee. He is an expert in finance and risk management with extensive experience in such fields, having served as a finance professor at the School of Business Administration at Hongik University and as a president of the Korea Money and Finance Association and the Korea Finance Association.

•  He contributed to the independent and transparent operation of the Audit Committee as a committee member from 2018 to 2019. The Board of Directors believes that the nominee will be able to effectively perform the duties of an Audit Committee member based on his prior experience and professional knowledge, and therefore recommends that he be re-elected as a member of the Audit Committee.

Myung Hee Choi

•  The nominee satisfies all relevant legal and internal requirements to be a member of the Audit Committee. She is an expert in finance and internal controls with extensive experience in such fields, having served as an auditor at the Korea Exchange Bank and a director of international cooperation as well as a team leader of banking supervision at the Financial Supervisory Service.

•  In 2020, as a member of the Audit Committee, she provided numerous suggestions to ensure that the Group’s internal controls and compliance measures were conducted effectively. The Board of Directors believes that the nominee will effectively perform the duties of an Audit Committee member based on her expertise and past experience as the chairman of the Evaluation and Compensation Committee and a member of the Risk Management Committee, and therefore recommends that she be re-elected as a member of the Audit Committee.

Gyutaeg Oh

•  The nominee satisfies all relevant legal and internal requirements to be a member of the Audit Committee. He is an expert in finance with professional experience working as a public certified accountant, and is currently a professor at the School of Business and Economics at Chung-Ang University.

•  In 2020, he contributed to a smooth operation of the Audit Committee by providing his independent and professional opinion on various issues relating to finance, accounting and internal controls, among others. The Board of Directors believes that the nominee will effectively perform the duties of an Audit Committee member based on his diverse experiences and professional knowledge, and therefore recommends that he be re-elected as a member of the Audit Committee.

Agendum 5. Approval of the Aggregate Remuneration Limit for Directors

For fiscal year 2021

Number of Directors (Number of Non-Executive Directors)	9 (7)*

Aggregate Remuneration Limit	Won 3.0 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2021. The Board of Directors will approve and ratify the payment allocation. Additionally, in case treasury shares (or the equivalent monetary value) are disbursed as long-term incentives, 30,000 treasury shares will be the maximum aggregate amount of shares that may be disbursed to the directors of KB Financial Group Inc. The Board of Directors will approve and ratify the standard and method of allocation and disbursements thereof.

*	The numbers of directors and non-executive directors may change depending on the results of the annual general meeting of shareholders.

For fiscal year 2020

Number of Directors (Number of Non-Executive Directors)	9 (7)

Aggregate Remuneration Paid	Won 2.009 billion*

Aggregate Remuneration Limit	Won 3.0 billion

*

The aggregate remuneration paid in the amount of Won 2.009 billion above does not include long-term incentives paid to the standing director in the amount corresponding to 12,018 shares based on long-term performance evaluation for the period from November 21, 2014 to November 20, 2017, and the amount corresponding to 18,756 shares based on long-term performance evaluation for the period from November 21, 2017 to November 20, 2020, in each case as determined by the Evaluation and Compensation Committee. The amount of such payments did not exceed the limit on long-term incentives, which was already approved by shareholders prior to fiscal year 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 9, 2021	By: /s/ Hwan-Ju Lee
(Signature)
Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer

Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2020 and December 31, 2019

(In millions of Korean won)	2020		2019
Assets
Cash and due from financial institutions	~~W~~	23,084	~~W~~	18,537
Financial assets at fair value through profit or loss		474,262		413,909
Loans measured at amortized cost		179,542		120,000
Investments in subsidiaries		26,519,880		24,162,116
Property and equipment		7,730		4,170
Intangible assets		13,267		11,092
Deferred income tax assets		3,189		7,526
Other assets		887,537		609,286

Total assets	~~W~~	28,108,491	~~W~~	25,346,636

Liabilities
Borrowings	~~W~~	100,000	~~W~~	—
Debentures		6,128,043		5,543,446
Net defined benefit liabilities		59		437
Current income tax liabilities		716,473		417,414
Other liabilities		178,296		203,440

Total liabilities		7,122,871		6,164,737

Equity
Share capital		2,090,558		2,090,558
Hybrid securities		1,695,778		399,085
Capital surplus		14,754,747		14,742,814
Accumulated other comprehensive income		(8,032)		(7,664)
Retained earnings		3,588,757		3,093,294
Treasury shares		(1,136,188)		(1,136,188)

Total equity		20,985,620		19,181,899

Total liabilities and equity	~~W~~	28,108,491	~~W~~	25,346,636

The related notes are integral to these separate financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

1

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2020 and December 31, 2019

(In millions of Korean won, except per share amounts)	2020		2019
Interest income	~~W~~	8,044	~~W~~	8,020
Interest income from financial instruments at amortized cost		3,788		5,215
Interest income from financial instruments at fair value through profit or loss		4,256		2,805
Interest expense		(132,437)		(126,065)

Net interest expense		(124,393)		(118,045)

Fee and commission income		841		847
Fee and commission expense		(9,179)		(7,130)

Net fee and commission expense		(8,338)		(6,283)

Net gains on financial assets at fair value through profit or loss		12,663		15,947

Net other operating income		1,571,239		926,934

General and administrative expenses		(71,854)		(71,171)

Operating profit before provision for credit losses		1,379,317		747,382
Provision for credit losses		(465)		—
Operating profit		1,378,852		747,382

Net non-operating income (expenses)		514		(541)

Profit before income tax expense		1,379,366		746,841
Income tax benefit (expense)		49		(854)

Profit for the year		1,379,415		745,987

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		(368)		(520)

Other comprehensive loss for the year, net of tax		(368)		(520)

Total comprehensive income for the year	~~W~~	1,379,047	~~W~~	745,467

Earnings per share(in Korean won)
Basic earnings per share	~~W~~	3,482		1,891
Diluted earnings per share		3,438		1,877

The related notes are integral to these separate financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

2

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2020 and December 31, 2019

(In millions of Korean won)	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Total Equity
Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(7,144)	~~W~~	3,213,556	~~W~~	(968,549)	~~W~~	19,071,235

Comprehensive income for the year
Profit for the year		—		—		—		—		745,987		—		745,987
Remeasurements of net defined benefit liabilities		—		—		—		(520)		—		—		(520)

Total comprehensive income for the year		—		—		—		(520)		745,987		—		745,467

Transactions with shareholders
Annual dividends		—		—		—		—		(759,736)		—		(759,736)
Issuance of hybrid securities		—		399,085		—		—		—		—		399,085
Dividends on hybrid securities		—		—		—		—		(6,513)		—		(6,513)
Acquisition of treasury shares		—		—		—		—		(100,000)		(167,639)		(267,639)

Total transactions with shareholders		—		399,085		—		—		(866,249)		(167,639)		(634,803)

Balance at December 31, 2019	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,664)	~~W~~	3,093,294	~~W~~	(1,136,188)	~~W~~	19,181,899

Balance at January 1, 2020	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,664)	~~W~~	3,093,294	~~W~~	(1,136,188)	~~W~~	19,181,899

Comprehensive income for the year
Profit for the year		—		—		—		—		1,379,415		—		1,379,415
Remeasurements of net defined benefit liabilities		—		—		—		(368)		—		—		(368)

Total comprehensive income for the year		—		—		—		(368)		1,379,415		—		1,379,047

Transactions with shareholders
Annual dividends		—		—		—		—		(861,092)		—		(861,092)
Consideration for exchangeable rights		—		—		11,933		—		—		—		11,933
Issuance of hybrid securities		—		1,296,693		—		—		—		—		1,296,693
Dividends on hybrid securities		—		—		—		—		(22,860)		—		(22,860)

Total transactions with shareholders		—		1,296,693		11,933		—		(883,952)		—		424,674

Balance at December 31, 2020	~~W~~	2,090,558	~~W~~	1,695,778	~~W~~	14,754,747	~~W~~	(8,032)	~~W~~	3,588,757	~~W~~	(1,136,188)	~~W~~	20,985,620

The related notes are integral to these separate financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

3

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2020 and December 31, 2019

(In millions of Korean won)	2020		2019
Cash flows from operating activities
Profit for the year	~~W~~	1,379,415	~~W~~	745,987

Adjustment for non-cash items
Depreciation and amortization		4,357		5,093
Provision for credit loss		465		—
Share-based payments		4,034		4,259
Net interest expense		3,705		4,727
Net losses (gains) on valuation on financial assets at fair value through profit or loss		2,606		(2,322)
Net gains on foreign currency translation		(117)		—
Net other expenses (income)		(1,162)		2,209

		13,888		13,966

Changes in operating assets and liabilities
Deferred income tax assets		4,477		854
Other assets		(4,631)		(4,270)
Other liabilities		(3,804)		(10,824)

		(3,958)		(14,240)

Net cash inflow from operating activities		1,389,345		745,713

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss		(4,872,350)		(2,180,000)
Disposal of financial assets at fair value through profit of loss		4,809,391		2,057,592
Acquisition of investments in subsidiaries		(2,347,543)		(100,000)
Increase in loans measured at amortized cost		(60,000)		(70,000)
Acquisition of property and equipment		(5,370)		(4,771)
Disposal of property and equipment		—		13
Acquisition of intangible assets		(2,321)		(1,848)
Disposal of intangible assets		—		41
Net increase in guarantee deposits paid		(12,678)		(1,265)
Other investing activities		(3,149)		(371)

Net cash outflow from investing activities		(2,494,020)		(300,609)

Cash flows from financing activities
Increase in borrowings		440,000		418,705
Decrease in borrowings		(340,000)		(717,026)
Increase in debentures		1,537,091		1,037,656
Decrease in debentures		(940,000)		(868,154)
Dividends paid to shareholders		(861,092)		(759,736)
Lease payments		(610)		(569)
Acquisition of treasury shares		—		(274,317)
Issuance of hybrid securities		1,296,693		399,085
Dividends paid on hybrid securities		(22,860)		(6,513)

Net cash inflow (outflow) from financing activities		1,109,222		(770,869)

Net increase (decrease) in cash and cash equivalents		4,547		(325,765)
Cash and cash equivalents at the beginning of the year		18,534		344,299

Cash and cash equivalents at the end of the year	~~W~~	23,081	~~W~~	18,534

The related notes are integral to these separate financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

4

KB Financial Group Inc.

Separate Statements of Appropriation of Retained Earnings

(Expected date of appropriation for 2020: March 26, 2021)

(Date of appropriation for 2019: March 20, 2020)

(In millions of Korean won)	2020		2019
Unappropriated retained earnings
Balance at the beginning of the year	~~W~~	688,621	~~W~~	984,555
Profit for the year		1,379,415		745,987
Retirement of treasury shares		—		(100,000)
Dividends of hybrid securities		(22,860)		(6,513)

		2,045,176		1,624,029

Transfers such as discretionary reserves
Regulatory reserve for credit losses		—		283

		—		283

Appropriation of retained earnings
Legal reserve		137,942		74,599
Regulatory reserve for credit losses		979		—
Cash dividends		689,653		861,092
(Dividends per common share: ~~W~~ 1,770 (35.4%) in 2020)
(Dividends per common share: ~~W~~ 2,210 (44.2%) in 2019)

		828,574		935,691

Unappropriated retained earnings to be carried forward	~~W~~	1,216,602	~~W~~	688,621

5

Exhibit 99.2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2020 and 2019

(in millions of Korean won)	2020		2019
Assets
Cash and due from financial institutions	~~W~~	25,608,842	~~W~~	20,837,878
Financial assets at fair value through profit or loss		61,035,455		53,549,086
Derivative financial assets		5,545,385		3,190,673
Loans measured at amortized cost		377,166,984		339,684,059
Financial investments		98,695,426		71,782,606
Investments in associates and joint ventures		771,435		598,240
Property and equipment		5,433,554		5,067,377
Investment property		2,533,539		2,827,988
Intangible assets		3,351,133		2,737,813
Net defined benefit assets		2,845		946
Current income tax assets		109,772		19,095
Deferred income tax assets		65,058		3,597
Assets held for sale		197,727		23,151
Other assets		30,155,037		18,215,608

Total assets	~~W~~	610,672,192	~~W~~	518,538,117

Liabilities
Financial liabilities at fair value through profit or loss	~~W~~	11,810,058	~~W~~	15,368,153
Derivative financial liabilities		5,222,897		3,007,341
Deposits		338,580,220		305,592,771
Borrowings		49,827,156		37,818,860
Debentures		62,760,687		50,935,583
Provisions		714,903		527,929
Net defined benefit liabilities		248,226		253,989
Current income tax liabilities		764,981		432,431
Deferred income tax liabilities		1,162,286		777,793
Insurance liabilities		54,415,296		34,966,683
Other liabilities		41,804,023		29,737,259

Total liabilities		567,310,733		479,418,792

Equity
Share capital		2,090,558		2,090,558
Hybrid securities		1,695,988		399,205
Capital surplus		16,723,589		17,122,777
Accumulated other comprehensive income		612,337		348,021
Retained earnings		22,517,392		19,709,545
Treasury shares		(1,136,188)		(1,136,188)

Equity attributable to shareholders of the Parent Company		42,503,676		38,533,918
Non-controlling interests		857,783		585,407

Total equity		43,361,459		39,119,325

Total liabilities and equity	~~W~~	610,672,192	~~W~~	518,538,117

The related notes are integral to these consolidated financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

1

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2020 and 2019

(In millions of Korean won, except per share amounts)

	2020		2019
Interest income	~~W~~	14,485,747	~~W~~	14,639,187
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		13,826,382		13,935,124
Interest income from financial instruments at fair value through profit or loss		659,365		704,063
Interest expense		(4,763,473)		(5,442,400)

Net interest income		9,722,274		9,196,787

Fee and commission income		4,527,024		3,879,247
Fee and commission expense		(1,568,085)		(1,524,243)

Net fee and commission income		2,958,939		2,355,004

Insurance income		14,386,640		12,317,182
Insurance expense		(14,086,647)		(12,017,670)
Net Insurance income		299,993		299,512

Net gains on financial instruments at fair value through profit or loss before applying overlay approach		1,221,610		912,187
Net losses on overlay approach adjustments		(210,244)		(268,315)

Net gains on financial instruments at fair value through profit or loss		1,011,366		643,872

Net other operating expenses		(1,499,930)		(1,063,324)

General and administrative expenses		(6,833,152)		(6,271,017)

Operating profit before provision for credit losses		5,659,490		5,160,834

Provision for credit losses		(1,043,498)		(670,185)

Net operating income		4,615,992		4,490,649

Share of profit (losses) of investments in associates and joint ventures		(43,750)		16,451
Net other non-operating income		189,390		26,886

Net non-operating income		145,640		43,337

Profit before income tax expense		4,761,632		4,533,986
Income tax expense		(1,259,351)		(1,220,787)

Profit for the year		3,502,281		3,313,199

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		(10,385)		(55,827)
Share of other comprehensive loss of associates and joint ventures		(1)		(105)
Net gains (losses) on equity instruments at fair value through other comprehensive income		822,140		(17,329)
Fair value changes on financial liabilities designated at fair value due to own credit risk		8,819		(11,372)

		820,573		(84,633)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(187,283)		37,861
Net gains (losses) on debt instruments at fair value through other comprehensive income		(356,572)		35,490
Share of other comprehensive income (loss) of associates and joint ventures		(6,846)		7,800
Losses on cash flow hedging instruments		(1,264)		(33,182)
Gains (losses) on hedging instruments of net investments in foreign operations		64,269		(8,900)
Other comprehensive income (loss) arising from separate account		(9,683)		3,364
Net gains on overlay approach adjustment		152,125		194,223

		(345,254)		236,656

Other comprehensive income for the year, net of tax		475,319		152,023

Total comprehensive income for the year	~~W~~	3,977,600	~~W~~	3,465,222

Profit attributable to:
Shareholders of the Parent Company	~~W~~	3,455,151	~~W~~	3,311,828
Non-controlling interests		47,130		1,371

	~~W~~	3,502,281	~~W~~	3,313,199

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company	~~W~~	3,956,113	~~W~~	3,463,567
Non-controlling interests		21,487		1,655

	~~W~~	3,977,600	~~W~~	3,465,222

Earnings per share (in Korean won)
Basic earnings per share	~~W~~	8,809	~~W~~	8,451
Diluted earnings per share		8,697		8,389

The related notes are integral to these consolidated financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2020 and 2019

(in millions of Korean won)
	Equity attributable to shareholders of the Parent Company
	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027
Comprehensive income for the year
Profit for the year		—		—		—		—		3,311,828		—		1,371		3,313,199
Remeasurements of net defined benefit liabilities		—		—		—		(55,827)		—		—		—		(55,827)
Exchange differences on translating foreign operations		—		—		—		37,577		—		—		284		37,861
Net gains (losses) on financial instruments at fair value through other comprehensive income		—		—		—		36,637		(18,475)		—		—		18,162
Share of other comprehensive income of associates and joint ventures		—		—		—		7,695		—		—		—		7,695
Losses on cash flow hedging instruments		—		—		—		(33,182)		—		—		—		(33,182)
Gains (losses) on hedge of net investments in foreign operations		—		—		—		(8,900)		—		—		—		(8,900)
Other comprehensive income arising from separate account		—		—		—		3,364		—		—		—		3,364
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(11,372)		—		—		—		(11,372)
Net gains on overlay approach adjustments		—		—		—		194,223		—		—		—		194,223

Total comprehensive income for the year		—		—		—		170,215		3,293,353		—		1,655		3,465,223

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(759,736)		—		—		(759,736)
Acquisition and retirement of treasury shares		—		—		—		—		(100,000)		(167,639)		—		(267,639)
Issuance of hybrid securities		—		399,205		—		—		—		—		574,580		973,785
Dividends on hybrid securities		—		—		—		—		(6,513)		—		—		(6,513)
Others		—		—		1,117		—		—		—		61		1,178

Total transactions with shareholders		—		399,205		1,117		—		(866,249)		(167,639)		574,641		(58,925)

Balance at December 31, 2019	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

Balance at January 1, 2020	~~W~~	2,090,558	~~W~~	399,205	~~W~~	17,122,777	~~W~~	348,021	~~W~~	19,709,545	~~W~~	(1,136,188)	~~W~~	585,407	~~W~~	39,119,325

Comprehensive income for the year
Profit for the year		—		—		—		—		3,455,151		—		47,130		3,502,281
Remeasurements of net defined benefit liabilities		—		—		—		(10,096)		—		—		(289)		(10,385)
Exchange differences on translating foreign operations		—		—		—		(162,906)		—		—		(24,377)		(187,283)
Net gains (losses) on financial instruments at fair value through other comprehensive income		—		—		—		229,899		236,648		—		(979)		465,568
Share of other comprehensive loss of associates and joint ventures		—		—		—		(6,847)		—		—		—		(6,847)
Losses on cash flow hedging instruments		—		—		—		(1,264)		—		—		—		(1,264)
Gains (losses) on hedge of net investments in foreign operations		—		—		—		64,269		—		—		—		64,269
Other comprehensive loss arising from separate account		—		—		—		(9,683)		—		—		—		(9,683)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		8,819		—		—		—		8,819
Net gains on overlay approach adjustments		—		—		—		152,125		—		—		—		152,125

Total comprehensive income for the year		—		—		—		264,316		3,691,799		—		21,485		3,977,600

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(861,092)		—		—		(861,092)
Issuance of hybrid securities		—		1,296,783		—		—		—		—		—		1,296,783
Dividends on hybrid securities		—		—		—		—		(22,860)		—		(25,658)		(48,518)
Non-controlling interests changes in business combination		—		—		—		—		—		—		247,008		247,008
Others		—		—		(399,188)		—		—		—		29,541		(369,647)

Total transactions with shareholders		—		1,296,783		(399,188)		—		(883,952)		—		250,891		264,534

Balance at December 31, 2020	~~W~~	2,090,558	~~W~~	1,695,988	~~W~~	16,723,589	~~W~~	612,337	~~W~~	22,517,392	~~W~~	(1,136,188)	~~W~~	857,783	~~W~~	43,361,459

The related notes are integral to these consolidated financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

3

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

(in millions of Korean won)
	2020		2019
Cash flows from operating activities
Profit for the year	~~W~~	3,502,281	~~W~~	3,313,199

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss		(566,447)		(438,567)
Net gain on derivative financial instruments for hedging purposes		(52,696)		(3,835)
Adjustment of fair value of derivative financial instruments		(3,198)		282
Provision for credit loss		1,043,498		670,185
Net gain on financial investments		(278,805)		(206,192)
Share of loss (profit) of associates and joint ventures		43,750		(16,451)
Depreciation and amortization expense		874,911		784,431
Depreciation and amortization expense on VOBA		173,866		192,459
Other net gains on property and equipment/intangible assets		(124,218)		(33,238)
Share-based payments		49,364		49,418
Policy reserve appropriation		2,709,818		1,546,271
Post-employment benefits		235,231		231,913
Net interest expense		458,210		313,550
Net gain on foreign currency translation		(116,786)		(74,488)
Gain on a bargain purchase		(145,067)		—
Net other expense		524,742		390,074

		4,826,173		3,405,812

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		(7,139,647)		(916,415)
Derivative financial instruments		(38,376)		(644,342)
Loans at fair value through other comprehensive income		81,803		15,536
Loans at amortized cost		(31,126,636)		(21,681,258)
Current income tax assets		(54,539)		(9,091)
Deferred income tax assets		(15,108)		803
Other assets		(9,126,046)		(3,668,385)
Financial liabilities at fair value through profit or loss		(3,247,108)		(77,231)
Deposits		27,381,662		28,480,993
Current income tax liabilities		323,313		(266,204)
Deferred income tax liabilities		(125,066)		235,209
Other liabilities		3,216,600		1,212,080

		(19,869,148)		2,681,695

Net cash inflow (outflow) from operating activities		(11,540,694)		9,400,706

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes		(64,177)		(206,680)
Disposal of financial assets at fair value through profit or loss		14,169,758		11,364,615
Acquisition of financial assets at fair value through profit or loss		(13,923,371)		(12,359,886)
Disposal of financial investments		83,143,443		69,489,132
Acquisition of financial investments		(92,206,817)		(79,083,472)
Disposal in investments in associates and joint ventures		210,266		26,185
Acquisition of investments in associates and joint ventures		(515,342)		(92,200)
Disposal of property and equipment		6,465		12,786
Acquisition of property and equipment		(424,862)		(608,736)
Disposal of investment property		646,263		94,207
Acquisition of investment property		(53,196)		(806,088)
Disposal of intangible assets		14,303		14,694
Acquisition of intangible assets		(182,859)		(333,557)
Net cash flows from the change in subsidiaries		(1,951,245)		91,592
Others		142,961		62,984

Net cash outflow from investing activities		(10,988,410)		(12,334,424)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		(16,202)		(28,631)
Net increase (decrease) in debts		10,683,659		5,027,313
Increase in debentures		119,705,016		93,655,747
Decrease in debentures		(107,760,800)		(96,145,669)
Increase (decrease) in other payables from trust accounts		2,326,495		(68,648)
Dividends paid to shareholders		(861,092)		(759,736)
Dividends paid on hybrid securities		(22,860)		(6,513)
Acquisition of treasury shares		—		(274,317)
Issuance of hybrid securities		1,296,783		399,205
Increase or decrease of non-controlling interest		(25,658)		574,580
Redemption of principal elements of lease payments		(235,498)		(229,750)
Others		172,433		134,027

Net cash inflow from financing activities		25,262,276		2,277,608

Effect of exchange rate changes on cash and cash equivalents		(171,805)		137,019

Net increase (decrease) in cash and cash equivalents		2,561,367		(519,091)
Cash and cash equivalents at the beginning of the year		6,123,725		6,642,816

Cash and cash equivalents at the end of the year	~~W~~	8,685,092	~~W~~	6,123,725

The related notes are integral to these consolidated financial statements, which are available on the website of KB Financial Group Inc. and under the cover of a Form 6-K.

4